

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 13, 2007

<u>via U.S. mail and facsimile</u>

Mr. Paul E. Huck
Vice President and Chief Financial Officer
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, Pennsylvania 18195

      RE: Form 10-K for the fiscal year ended September 30, 2006
               Form 10-Q for the period ended December 31, 2006
                   File No. 1-4534

Dear Mr. Huck:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief